As filed with the Securities and Exchange Commission on May 5, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AXESSTEL, INC.

(Exact name of Registrant as specified in its charter)

Nevada	91-1982205
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6305 Lusk Boulevard

San Diego, California 92121

(858) 625-2100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

MIKE H.P. KWON

Chief Executive Officer

AXESSTEL, INC.

6305 Lusk Boulevard

San Diego, California 92121

(858) 625-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

CHRISTIAN WAAGE, ESQ.

Gray Cary Ware & Freidenrich LLP

4365 Executive Drive, Suite 1100

San Diego, California 92121

(858) 677-1400

Approximate date of commencement of proposed sale to the public:    From time to time as described in the Prospectus after the effective date of this Registration Statement.

If any of the securities being registered on this Form to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box.  ☒

If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered		Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, $0.0001 par value	1,510,000		$4.425	$6,681,750	$847
Common Stock, $0.0001 par value (2)	1,779,468	(3)	$4.425	$7,874,146	$997	(4)
Common Stock, $0.0001 par value (5)	1,449,367		$4.425	$6,413,449	$812
Total	4,738,835			$20,969,345	$2,656

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act, and based on the average of the bid and asked prices reported on the Over-the-Counter Electronic Bulletin Board on April 30, 2004.
(2)	Consists of shares of common stock issuable upon exercise of outstanding warrants to purchase the registrant’s common stock as described in the Prospectus.
(3)	The number of shares issuable upon exercise of the warrants are subject to adjustment to prevent dilution resulting from stock splits, stock dividends or similar events as specified in the terms of the warrants. Therefore, pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers such number of additional securities to be offered or issued in connection with exercise of the warrants to prevent dilution resulting from stock splits, stock dividends or similar events.
(4)	Pursuant to Rule 457(g) under the Securities Act, no separate registration fee is required for the warrants.
(5)	Consists of shares of common stock issuable upon conversion of outstanding promissory notes which are convertible into shares of the registrant’s common stock as described in the Prospectus.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 5, 2004

AXESSTEL, INC.

4,738,835 Shares of Common Stock

The selling stockholders of Axesstel, Inc. listed on page 13 may offer and resell the following shares of our common stock under this prospectus, for each of their own accounts:

•	Up to 1,410,000 shares of our common stock which we issued in a private placement on January 8, 2004, and up to 100,000 shares of our common stock issuable in connection therewith, 50,000 of which are issuable in January 2005 and 50,000 of which are issuable in January 2006;

•	Up to 1,632,000 shares of our common stock which we will issue upon exercise of warrants we issued in a private placement on January 8, 2004;

•	Up to 500,000 shares of our common stock which we may issue upon the conversion of a promissory note we issued in a private placement on January 8, 2004;

•	Up to 147,468 shares of our common stock which we will issue upon exercise of warrants we issued in a private placement on March 16, 2004; and

•	Up to 949,367 shares of our common stock which we may issue upon the conversion of a promissory note we issued in a private placement on March 16, 2004.

The number of shares the selling stockholders may sell includes shares of common stock that currently are issued and outstanding, as well as shares of common stock that they may receive if they exercise their warrants or convert their promissory note. We will not receive any proceeds from such sales, but we will receive the exercise price of the warrants if the warrants are exercised. This prospectus also relates to the issuance by us of up to an aggregate of 3,228,835 shares of our common stock upon the exercise of the warrants and the conversion of the promissory note.

As of May 4, 2004, our common stock is quoted on the American Stock Exchange under the symbol “AFT”. From September 16, 2002 to May 3, 2004 our common stock was quoted on the Over-the-Counter Electronic Bulletin Board under the symbol “AXES.” Prior to September 16, 2002, our common stock was quoted on the Over-the-Counter Electronic Bulletin Board under the symbol “MRCM.” The 4,738,835 shares of common stock not previously registered for resale which are being offered by this prospectus represent approximately 42.2% of our total outstanding equity securities. Registering such a large percentage of our total outstanding securities may have an adverse effect on the market price for our common stock.

Investing in the common stock being offered by this prospectus is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. Please see the “ Risk Factors” section of this prospectus beginning on page 3 which describes the specific risks associated with an investment in our company as well as with these particular securities.

The shares offered by this prospectus have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2004

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information or to make representations not contained in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained in this prospectus is correct as of any time after the date of this prospectus.

Unless the context otherwise requires, the terms “we,” “our,” “Axesstel” and “the Company” refer to Axesstel, Inc., a Nevada corporation, and its subsidiaries.

Axesstel is a trademark of Axesstel, Inc. Other trademarks referred to in this prospectus belong to their respective owners.

SUMMARY

Recent Developments

On January 8, 2004, we completed the sale of a promissory note to one institutional investor in the principal amount of $1 million. The promissory note is convertible into shares of our common stock at a price of $2.00 per share. On the same date, we also completed the sale to seven additional investors (the “Equity Investors”) of an aggregate of 1,360,000 shares of our common stock at a price of $2.00 per share for gross proceeds of $2,720,000. In connection with this private placement, we also issued 50,000 shares of our common stock to one institutional investor and agreed to issue an additional 50,000 shares to such investor in each of January 2005 and January 2006. We also issued to the Equity Investors warrants to purchase (i) an aggregate of 1,360,000 shares of common stock at an exercise price of $1.00 per share and (ii) an aggregate of 272,000 shares of common stock at an exercise price of $2.00 per share (subject to an increase to $3.30 per share if we achieve certain revenue milestones).

On January 14, 2004, we announced that David L. Morash had joined the Company and that we had appointed Mr. Morash to the newly created position of Chief Operating Officer. On February 24, 2004, we announced that Lixin Cheng had been appointed to serve as President of our Wireless Local Loop division.

On March 16, 2004, we completed sale and issuance of a $3 million senior secured convertible promissory note to one institutional investor. The promissory note is convertible into shares of our common stock at a price of $3.16 per share. We also issued to the institutional investor a warrant to purchase 100,000 shares of our common stock, the first 50,000 shares of which are exercisable at $3.31 per share, the next 25,000 shares of which are exercisable at $3.59 per share and the balance of which are exercisable at $3.88 per share. In addition, we issued to another institutional investor a warrant to purchase 47,468 shares of our common stock at $3.16 per share.

The Offering

On January 8, 2004, we completed the sale of a promissory note to one institutional investor in the principal amount of $1 million. The promissory note is convertible into shares of our common stock at a price of $2.00 per share. On the same date, we also completed the sale to the Equity Investors of an aggregate of 1,360,000 shares of our common stock at a price of $2.00 per share for gross proceeds of $2,720,000. In connection with this private placement, we also issued 50,000 shares of our common stock to one institutional investor and agreed to issue an additional 50,000 shares to such investor in each of January 2005 and January 2006. We also issued to the Equity Investors warrants to purchase (i) an aggregate of 1,360,000 shares of common stock at an exercise price of $1.00 per share and (ii) an aggregate of 272,000 shares of common stock at an exercise price of $2.00 per share (subject to an increase to $3.30 per share if we achieve certain revenue milestones).

On March 16, 2004, we completed sale and issuance of a $3 million senior secured convertible promissory note to one institutional investor. The promissory note is convertible into shares of our common stock at a price of $3.16 per share. We also issued to the institutional investor a warrant to purchase 100,000 shares of our common stock, the first 50,000 shares of which are exercisable at $3.31 per share, the next 25,000 shares of which are exercisable at $3.59 per share and the balance of which are exercisable at $3.88 per share. In addition, we issued to another institutional investor a warrant to purchase 47,468 shares of our common stock at $3.16 per share.

This prospectus relates to the offer and sale by the selling stockholders of up to 4,738,835 shares of our common stock. Of these shares, 1,410,000 shares consist of shares of our common stock acquired by certain of the selling stockholders in a private placement on January 8, 2004, 100,000 shares consist of shares of our common stock, 50,000 of which are to be issued to one of the selling stockholders in January 2005 and 50,000 of which are to be issued to such selling stockholder in January 2006. 2,132,000 shares consist of shares of our common stock such stockholders may acquire upon the exercise of the warrants they hold or upon conversion of the promissory note sold and issued on January 8, 2004, and 1,096,835 shares consist of shares of our common stock certain other of our stockholders may acquire upon the exercise of warrants they hold or upon conversion of the promissory note sold and issued on March 16, 2004.

Our Company

We develop, design and market telecommunications products such as Wireless Local Loop subscriber terminals and enhanced wireless devices, such as fixed wireless telephones, wireless hybrid products and enhanced wireless devices, based on CDMA technologies.

We were incorporated in the state of Nevada on March 12, 1996, under the name Miracom Industries, Inc. and we were the surviving corporation following the completion of a merger on August 22, 2002 with Axesstel, Inc., a California corporation. Our principal executive office is located at 6305 Lusk Boulevard, San Diego, California 92121 and our telephone number is (858) 625-2100.

RISK FACTORS

In addition to the other information in this prospectus or incorporated in this prospectus by reference, you should consider carefully the following factors in evaluating us and our business before purchasing the common stock offered by this prospectus:

Our success depends on the growth and availability of wireless telecommunications services in the markets we target.

Currently, some of our largest potential markets are developing countries and regions where the demand for basic telephone service has started to grow significantly only in recent years, such as Pakistan, China, Central and South America, Eastern Europe and North Africa. In these countries and regions, the relatively low cost of developing and constructing wireless communications infrastructure as compared to traditional wireline infrastructure may make wireless an attractive alternative to wireline. Our success depends to a large extent on the continued growth and increased availability of cellular and other wireless telecommunications services in these countries and regions and the availability of such services at competitive prices.

However, these countries and regions may decline to construct wireless systems, or construction may be delayed, for a variety of reasons, including government regulation, general economic factors, the availability of funding and other competitive factors. These factors may also limit or delay purchases of equipment used to provide telephone services, such as our products. If system construction and equipment purchases in these countries are not made or are delayed, the demand for our products in these countries will be limited or delayed. Similarly, if the use of wireless telecommunications services in these countries and regions is not cost effective, or if our target customers are unable to afford our products or services, the demand for our products or services may be limited, which could materially and adversely affect our business operations and financial condition.

While wireless telecommunication systems in the United States are more developed than in many other markets that we target, continued expansion of wireless infrastructure and demand for cellular fixed wireless products in the United States is also important for the growth of our business. As is the case with conditions in other target markets, there is no guarantee that wireless telecommunications systems will continue to develop and if our potential customers in the U.S. cannot afford our products or services, the demand for our products or services may be limited, which could materially and adversely affect our business operations and financial condition.

Unfavorable economic events in our target markets could lead to lower sales of our products.

Sales of our products depend on the growth of the cellular fixed wireless telecommunications industry in general and increased demand for Cellular Fixed Wireless products worldwide. Based upon observed trends, we believe that the market for Cellular Fixed Wireless terminals and cellular desktop phones (collectively “Fixed Wireless Terminals” or “FWTs”) will experience substantial growth over the next five years. We have identified significant growth opportunities in Pakistan, China, Central and South America, Eastern Europe and North Africa. Each of these markets will develop at a different pace, and the sales cycle for these regions are likely to be several months or quarters.

In addition, unfavorable general economic conditions in any market will have a negative effect on sales in that market. Because economic conditions in one region often affect conditions globally, unfavorable general economic conditions in one market or region might result in damage to industry growth and demand in other markets as well. In connection with the recent and present global economic conditions and the war on terror, our prospects for continued growth have been accordingly reduced in the near term.

Our competitive position will be seriously damaged if we cannot protect intellectual property rights in our technology.

We believe that our success depends, in part, on our ability to obtain and enforce intellectual property protection for our technology. It is possible that any of our existing patents, or any patents that we may obtain in the future, will expire, be challenged, invalidated or circumvented. If we lose or cannot enforce patent protection for our technology and products, our competitive position will be significantly harmed because it would be much easier for competitors to sell products similar to ours. Alternatively, a competitor may independently develop and/or patent technologies that are substantially equivalent to or superior to our technology. If this happens, our patents will not provide protection and our competitive position will be significantly harmed.

As we expand our product line or develop new uses for our products, these products or uses may be outside the protection provided by our current patents and other intellectual property rights. In addition, if we develop new products or enhancements to existing products we cannot assure you that we will be able to obtain patents to protect them. Even if we do get patents for new products, these patents may not provide meaningful protection.

In some countries outside of the United States, patent protection is not available. Moreover, some countries that do allow registration of patents do not provide meaningful redress for violations of patents. As a result, protecting intellectual property in these countries is difficult. Although we believe our products are superior to those of competitors, it is easier for competitors to sell products similar to ours in countries where we do not have meaningful patent protection. This could result in a loss of potential sales.

The intense competition in the cellular fixed wireless telecommunications industry could prevent us from achieving or sustaining profitability.

Recently, we have seen an increase in the number of competitors using docking station products. A docking station is an accessory product that enables a user with a cellular phone to easily connect it to phone(s), a fax machine or a computer modem, and therefore, simulate the functionality of certain of our products. Docking Station Products have a competitive advantage from a pricing standpoint because the user already owns a cellular phone.

The market for cellular fixed wireless products is extremely competitive, and we may not be able to successfully compete with other companies already in the market and new companies that enter the market. The major national and international companies in this market are:

•	Telular Corporation;

•	Westech Korea, Inc.; and

•	LG Electronics.

Many of our competitors have greater resources than us in many areas critical to succeeding in the industry, including:

•	financial resources;

•	manufacturing capabilities;

•	name recognition;

•	research and development capabilities;

•	technical expertise;

•	sales and marketing staffs; and

•	distribution channels.

Based in part on these advantages, our competitors may succeed in developing products that are more effective, desirable and/or cheaper than ours or that render our products and technology obsolete. They also may have better and more efficient marketing and distribution structures than we do. In addition, the market for our products is driven by large OEMs with significant capital resources, certain of which have manufactured similar products in the past. If these OEMs again decide to make the products themselves, they would be able to dedicate significantly more resources towards exploiting market opportunities than we can dedicate, and this could materially and adversely affect our sales.

If our products are not compatible with existing technologies, our growth may be limited.

Our ability to increase our sales is dependent on our products being compatible with the technologies in place or being developed in our targeted markets. Many developing countries and regions have not yet developed telecommunications systems, including wireless systems, or updated their existing systems. Imbedded telecommunications systems may be outdated and may not be able to support our products. If our products do not work with or are not compatible with the telecommunications systems available to our potential customers, our products may not gain acceptance and our growth will be limited.

If CDMA technology is not widely deployed, our revenues may not grow as anticipated.

Our products are based on CDMA technology for wireless telecommunications applications. Other digital wireless communications technologies, particularly GSM technology, have been more widely deployed than CDMA technology. If CDMA technology does not become the preferred wireless communications industry standard in the countries and regions where our products are sold, or if wireless operators do not deploy networks that utilize CDMA technology, our business and financial results could suffer.

We may not be able to obtain the funding we need to operate our business.

Our ability to continue operations depends on having adequate funds to cover our expenses. Our current operating plan provides for significant expenditures for research and development of new products, development of new markets for our products, and marketing programs for our products. Based on our current operating plan, we believe that our existing capital resources will allow us to maintain our current and planned operations.

However, we caution you that our cash requirements may vary and are difficult to predict. We target markets in developing countries for product sales, and the nature of these markets makes it difficult to predict revenues. Events that we cannot anticipate, economic and political factors, and our customer’s ability to execute their plans, may result in order cancellations which may increase our capital needs. Also, it is difficult to predict the amount of royalty income we will receive from our licensees. Thus, our actual cash requirements may be greater than we currently anticipate.

Accordingly, we may not have adequate funds to cover our expenses. If this were the case, we would need to find other financing sources to provide the necessary funds, such as public or private sales of our equity or debt securities. We cannot assure you that if we needed additional funds we would be able to obtain them or obtain them on terms we find acceptable. If we could not obtain the necessary financing we would be forced to cut back operations, which might include the scaling back or elimination of research and development programs.

Our revenues may increase or decrease significantly due to our reliance on a limited number of customers for most of our product sales.

We have traditionally relied on a limited number of customers for a substantial percentage of our net sales. In the year ended December 31, 2003, two customers accounted for an aggregate of 75% of our net sales. However, due to the shift in our business focus towards WLL, we anticipate that the percentage of our revenues derived from these customers will decrease significantly.

We do anticipate that a substantial percentage of our revenues from our WLL business will be derived from a limited number of large orders from telecommunications carriers in the countries and regions in which we intend to focus. The inability to obtain, the loss of or a significant reduction in, orders by such customers as a result of competitive products, market conditions or other factors, would adversely impact our business, financial condition and results of operations. Furthermore, the concentration of our revenues in a limited number of large customers may cause significant fluctuations in our future annual and quarterly operating results.

Our operating results may fluctuate greatly from quarter to quarter, which may cause the price of our common stock to be volatile.

Our quarterly operating results may fluctuate greatly due to numerous factors, including:

•	our anticipated reliance on large volume orders from only a few customers for most of our product sales, so we may experience volatility when those orders are filled if we do not then have other orders;

•	variations in our distribution channels;

•	the mix of products we sell;

•	general economic conditions in our target markets;

•	the timing of final product approvals from any major distributor or end user;

•	the timing of orders from and shipments to major customers;

•	the timing of new product introductions by us or our competitors;

•	changes in the pricing policies of our suppliers;

•	the availability and cost to us of the key components for our products;

•	the timing of personnel hirings;

•	market acceptance of our new products or enhanced versions of our existing products; and

•	our customers’ ability to get letters of credit to support orders.

These quarterly fluctuations may cause volatility in the price of our common stock.

Technology changes rapidly in our industry and our future success will depend on our ability to keep pace with these changes and meet the needs of our customers.

The telecommunications equipment industry is characterized by rapid technological advances, evolving industry standards, changing customer needs and frequent new product introductions and enhancements. The cellular fixed wireless telecommunications industry also is experiencing significant technological change, such as the transformation of cellular systems from analog to digital. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products and technology obsolete and unmarketable.

To succeed, we must timely develop and market new products and enhancements to existing products that keep pace with advancing technological developments and industry standards and that address the needs of customers. We may not be successful in developing and marketing new products and enhancements or we may experience difficulties that prevent development of products and enhancements in a timely manner. The cost of buying additional licenses that are needed to develop new products or the cost of developing our own technologies may also be prohibitive or may result in an increase in the price of our products. Such an increase could limit our ability to sell our products to customers and gain acceptance in the marketplace. In addition, our products may fail to meet the needs of the marketplace or achieve market acceptance. Any of these circumstances would seriously harm our results and financial condition.

Our results depend on our ability to develop and introduce new products into existing and emerging markets and to reduce the costs to produce existing products.

The process of developing new technology is complex and uncertain, and if we fail to accurately predict the changing needs of our customers and emerging technological trends, our results and financial condition may suffer. We must commit significant resources, including those contracted from third parties, to develop new products before knowing whether our investments will result in products the market will accept.

The success of new products is dependent on several factors, including proper new product definition, component costs, timely completion and introduction of these products, differentiation of new products from those of our competitors, and market acceptance of these products. There can be no assurance that we will successfully identify new product opportunities, develop and bring new products to market in a timely manner, and achieve market acceptance of our products, or that products and technologies developed by others or new industry standards will not render our products or technologies obsolete or noncompetitive. Furthermore, we may not successfully execute on new product opportunities because of technical hurdles that we or our contractors fail to overcome in a timely fashion. This could result in competitors providing a solution before we do, and loss of market share, revenues and earnings.

We have made significant investments in research and development for new products, services and technologies. Significant revenue from these investments may not be achieved for a number of years, if at all. Moreover, these products and services may never be profitable, and even if they are profitable, operating margins for these businesses are not expected to be as high as the margins historically experienced for our other products.

We must devote substantial resources to research and development to remain competitive and we may not have the resources to do so.

For us to be competitive, we must continue to dedicate substantial resources to research and development of new products and enhancements of current and future products as described in the preceding paragraph. We cannot assure you that we will have sufficient resources to fund the necessary research and development or that our research and development efforts will be successful.

We may face litigation that could significantly damage our business and financial condition.

In the telecommunications equipment and other high technology industries, litigation increasingly has been used as a competitive tactic by both established companies seeking to protect their position in the market and by emerging companies attempting to gain access to the market. In this type of litigation, complaints may be filed on various grounds, such as antitrust, breach of contract, trade secret, copyright or patent infringement, patent or copyright invalidity, and unfair business practices. If we have to defend ourselves against one or more of these claims, whether or not they have any merit, we are likely to incur substantial expense and management’s attention will be diverted from operations. This type of litigation also may cause confusion in the market and make our licensees and distributors reluctant to commit resources to our products. Any of these effects could have a significant negative impact on our business and financial condition.

In order to succeed we must develop markets for our products and we may be unable to do so.

Our ability to achieve profitability depends on our ability to develop both domestic and international markets for our products and on the acceptance of our products by these markets. To date, we have only been able to devote limited resources towards our sales and marketing efforts. We cannot assure you that we will be able to devote additional resources to sales and marketing or that we can develop adequate markets or generate enough sales to achieve and sustain profitability.

If our target customers are unable to afford our products, then our revenues may not grow as anticipated.

Our targeted geographic areas for expansion include third world and developing countries where the populations generally have limited financial resources. Our ability to sell our products to customers in these regions depends in part on the ability of such potential customers to afford our products or to obtain and maintain the necessary credit to purchase our products. If our target customers do not have the financial resources to purchase our products, or if they are unable to obtain and maintain credit to purchase our products, we may be unable to increase the sales of our products and our business and results of operations could be materially and adversely impacted.

Sales cycles to major customers can be long, which makes it difficult to forecast our results.

It typically takes us between four and six months to complete a sale to a major customer account, but it can take us up to one year or longer. It is therefore difficult to predict the quarter in which a particular sale will occur and to forecast our sales. The period between our initial contact with a potential customer and its purchase of our products is relatively long due to several factors, including:

•	our need to educate potential customers about the uses, capabilities and benefits of our WLL terminals;

•	the adoption of new technologies does not occur rapidly in our targeted geographic areas; and

•	our targeted customers may have limited financial resources to allocate towards new technologies.

Any delay or failure to complete sales in a particular quarter could reduce our revenues in that quarter. If our sales cycle unexpectedly lengthens in general or for one or more large orders, it would adversely affect the timing of our revenues.

Our dependence on third parties for our product distribution may limit our ability to generate revenue if these parties do not actively promote our products.

We utilize third parties such as resellers, distributors and makers of complementary technology to complement our full-time sales staff in promoting sales of our products. If these third parties do not actively promote our products, our ability to generate revenue may be limited. We cannot control the amount and timing of resources that these third parties devote to marketing activities on our behalf. Some of these business relationships are formalized in agreements which can be terminated with little or no notice and may be subject to amendment. We also may not be able to negotiate acceptable distribution relationships in the future and cannot predict whether current or future distribution relationships will be successful.

Failure of critical suppliers to deliver sufficient quantities of parts in a timely and cost-effective manner could adversely impact our operations.

We use numerous vendors to supply parts, components and subassemblies for the manufacture of our products. It is not always possible to maintain multiple qualified suppliers for all of our parts, components and subassemblies. As a result, certain key parts, such as chipsets, may be available only from a single supplier or a limited number of suppliers. On occasion, we have experienced problems in obtaining adequate and reliable quantities of various parts and components from certain key suppliers, which limits the ability to have our products manufactured. We presently are experiencing a delay in receiving the necessary chips from Qualcomm due to excess demand Qualcomm is currently experiencing as compared to the available supply. This is and may continue to reduce our ability to meet customer demand for our product, potentially leading them to purchase products from our competitors. Our results of operations may be materially and adversely impacted if we do not receive sufficient parts to meet our requirements in a timely and cost effective manner.

We rely on third parties to manufacture OEM products and others to manufacture components for our products.

We rely on subcontractors, including one of our investors, to manufacture OEM products and product components, such as cellular transceivers and radio modules, and to assemble our products, such as cellular fixed wireless terminals. In the past, we experienced delays in receiving subcontracted components and assembled products that resulted in delays in our ability to deliver products. We may experience similar delays in the future.

Our inability to obtain sufficient quantities of raw materials and key components when required, or to develop alternative sources of supply if required in the future, could result in delays or reductions in product shipments and increased costs for affected parts. In addition, production capacity restraints at our subcontractors or facilities could prevent us from meeting production obligations. Delays in product deliveries for any reason or our failure to deliver products could significantly harm customer relationships and result in the loss of potential sales and subject us to substantial penalties.

Quality control problems could harm our sales.

We believe that our products currently meet high standards of quality. We have instituted quality-monitoring procedures and we are ISO-9001 compliant. All of our major subcontractors also have quality control procedures in place and are ISO-9001 compliant. However, we and/or our subcontractors may experience quality control problems in the future. If this occurs, the quality of our products could suffer, which could significantly harm product sales.

If customers place orders to purchase customized products and are unable to complete the purchase, we could have inventory which we are unable to sell.

In order to increase our sales, it may be necessary to customize our products for certain of our customers. The customization of our products may result in completed products which are inoperable for or undesirable to other customers. Due to the financial and other resource limitations to which our targeted customers may be subject, there is a risk that our orders may be cancelled without receipt of payment. If after a product is customized for a customer the order is cancelled, we may be unable to sell the customized product from our inventory and our revenues results of operations may be adversely affected.

We operate in developing markets, which may subject us to volatile conditions not present in the United States.

Developing countries and regions are some of our largest potential markets. As we expand our operations in these countries, our business and performance could be negatively affected by a variety of factors and conditions that businesses operating in the United States generally do not have to contend with, such as:

•	foreign currency exchange fluctuations and instability of foreign currencies;

•	political or economic instability and volatility in particular countries or regions;

•	limited protection for intellectual property;

•	difficulties in staffing and managing international operations; and

•	difficulties in collecting accounts receivable.

Our business has been exposed to risks due to civil and political unrest in third world countries such as Haiti. If civil and political conditions in Haiti worsen, or if instability develops in other countries within our geographic focus, our operations and financial condition could be negatively affected. In addition, we have been exposed to and our business has been negatively affected by, foreign currency fluctuations to which our customers have been subject. However, as our international operations grow, foreign exchange fluctuations and foreign currency inflation may pose greater risks for us and we may be required to develop and implement additional strategies to mange these risks. If we are not successful in managing these risks our business and financial condition could be seriously harmed.

We depend on attracting and retaining skilled employees, which may be difficult due to the competitive employment market.

If we lose any of our key, highly skilled technical, managerial and marketing personnel due to the intense competition in the technology industry, our operations may suffer. As a result, our future success depends in part on our ability to identify, attract, retain and motivate such personnel. In particular, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled engineers with appropriate qualifications to support our rapid growth and expansion. Competition for qualified engineers is intense, especially in the San Diego where our headquarters are located. Engineers are attracted towards opportunities to work on the newest technologies. If we are unable to provide such opportunities, or if we lose the services of a significant number of our engineers and we cannot hire and integrate additional engineers, it could disrupt our ability to develop our products and implement our business strategy.

Sales of common stock issuable on the exercise of outstanding options and warrants may depress the price of the common stock.

As of April 1, 2004, there were options granted to employees and directors to purchase approximately 4,170,201 shares of the Company’s common stock. As of April 1, 2004, there were warrants to purchase up to 2,333,038 shares of our common stock outstanding, in addition to warrants to purchase 2,299,468 shares of common stock to be offered in this offering. In the future we may issue additional shares of common stock, convertible securities, options and warrants. The issuance of shares common stock issuable upon the exercise of convertible securities, options or warrants could cause substantial dilution to holders of common stock. It also could negatively affect the terms on which we could obtain equity financing.

The sale of the common stock being registered pursuant to this prospectus could depress the price of our common stock.

On January 8, 2004 we completed the sale to one institutional investor of a promissory note in the principal amount of $1 million, convertible into shares of its common stock at a price of $2.00 per share. On the same date, we also completed the sale to the Equity Investors of an aggregate of 1,360,000 shares of our common stock at a price of $2.00 per share for gross proceeds of $2,720,000. We also issued to the Equity Investors warrants to purchase (i) an aggregate of 1,360,000 shares of common stock at an exercise price of $1.00 per share, and (ii) an aggregate of 272,000 shares of common stock at an exercise price of $2.00 per share (subject to an increase to $3.30 per share if we achieve certain revenue milestones). In January 2004, we issued 50,000 shares of our common stock to one institutional investor, and an additional 50,000 shares of our common stock are issuable to such investor in January 2005 and 50,000 shares are issuable to such investor in January 2006. On March 16, 2003, we completed sale to one institutional investor of a senior secured promissory note in the principal amount of $3 million, convertible into shares of our common stock at a price of $3.16 per share. We issued to the institutional investor a warrant to purchase 100,000 shares of our common stock, the first 50,000 shares of which are exercisable at $3.31 per share, the next 25,000 shares of which are exercisable at $3.59 per share and the balance of which are exercisable at $3.88 per share. We also issued to an institutional investor a warrant to purchase 47,468 shares of our common stock exercisable at a price of $3.16 per share.

The 4,738,835 shares of common stock not previously registered for resale which are being offered by this prospectus represent approximately 42.2% of our total outstanding equity securities. Registering such a large percentage of our total outstanding securities may have an adverse effect on the market price for our common stock.

There is a limited public market for our common stock. As a result, our stockholders may not be able to sell their common stock easily or may experience higher transaction costs resulting from pricing inefficiencies.

Historically, there has been a limited public market for the shares of our common stock. Our common stock is currently quoted on the American Stock Exchange and investors may find it more difficult to obtain accurate price quotations of our common stock than they would if the stock were quoted on the Nasdaq SmallCap Market. This means that our investors may not be able to sell their stock readily and there may be inefficiencies in the pricing of our stock that could result in broader spreads between the bid and the ask prices.

If the market price of our common stock continues to be volatile, the value of our stock may decline.

The market price of our common stock has been, and may continue to be, volatile, which means the value of your Axesstel stock may fluctuate. Factors that are difficult to predict and which contribute to volatility and may have other significant impacts on the market price of our common stock include

•	quarterly revenue,

•	statements and ratings by financial analysts,

•	overall market performance, and

•	announcements by our competitors concerning new product developments.

Nevada law and our charter documents may inhibit a potential takeover bid that would be beneficial to common stockholders.

Nevada law and our articles of incorporation may inhibit potential acquisition bids for our common stock at a price greater than the market price of the common stock. We are subject to the anti-takeover provisions of the Nevada Revised Statutes, which could delay, deter or prevent a change of control of the Company or make this type of transaction more difficult.

FORWARD LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “will,” “may,” “intend” and “expect” and similar expressions identify certain of such forward-looking statements. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from historical results or those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading “Risk Factors” and others detailed from time to time in our periodic reports filed with the SEC. Except as required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will not receive any proceeds from any sales of common stock by any of the selling stockholders or upon the conversion of the promissory note into shares of common stock. If all the warrants to purchase the common stock covered by this prospectus are exercised in full, we would receive gross proceeds of approximately $2.4 million, which we will use for working capital and general corporate purposes. There can be no assurance that the selling stockholders will choose to exercise or convert any of the warrants.

DETERMINATION OF OFFERING PRICE

The selling stockholders may sell the shares of common stock they currently own and shares of common stock they may acquire through the exercise of warrants or upon the conversion of the promissory note on the OTC Bulletin Board at prevailing market prices or at negotiated prices in transactions with prospective purchasers from time to time. The warrants with respect to 1,360,000 shares of our common stock are initially exercisable at $1.00 per share. The warrants with respect to 272,000 shares of our common stock are initially exercisable at $2.00 per share. The warrants with respect to 47,468 shares are initially exercisable at $3.16 per share. The warrants with respect to 50,000 shares of our common stock are initially exercisable at $3.31 per share. The warrants with respect to 25,000 shares of our common stock are initially exercisable at $3.59 per share. The warrants with respect to 25,000 shares of our common stock are initially exercisable at $3.88 per share. The warrant exercise price with respect to the warrants to purchase the 272,000 shares of our common stock increases to $3.30 per share if we have revenue of at least $49,610,000 and EBITDA of at least $4,059,440 for the year ending December 31, 2004. The promissory note issued on January 8, 2004, which may be converted into shares of our common stock is convertible at a price of $2.00 per share. The promissory note issued on March 16, 2004, which may be converted into shares of our common stock is convertible at a price of $3.16 per share.

SELLING STOCKHOLDERS

The selling stockholders currently hold unregistered shares of our common stock or will hold unregistered shares of common stock that are issuable upon the exercise of certain warrants or the conversion of a promissory note, if any.

The table below presents certain information about persons for whom we are registering the shares of our common stock for resale to the public. The table lists, in each case as of April 27, 2004:

1. the name of each selling stockholder;

2. the position, office, or other material relationship, if any, which the selling stockholder has had within the past three years with us or any of our predecessors or affiliates;

3. the number of shares each selling stockholder beneficially owns;

4. how many shares of common stock the selling stockholder may resell under this prospectus; and

5. assuming each selling stockholder sells all the shares listed next to its name, how many shares of common stock each selling stockholder will beneficially own after completion of the offering.

Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the selling stockholders and information filed with the SEC. Except as otherwise indicated, we believe that the persons or entities named in the table have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them, subject to community property laws where applicable. The percent of beneficial ownership for each stockholder is based on 7,987,451 shares of our common stock outstanding as of April 27, 2004.

We may amend or supplement this prospectus from time to time in the future to update or change this list of selling stockholders and shares which may be resold.

	Beneficial Ownership Prior to the Offering				Shares to be Sold in the Offering	Beneficial Ownership After the Offering
Selling Stockholder	Common Shares	Issuable Upon Conversion or Exercise	Total Beneficially Owned	Percent		Shares	Percent
North American Venture Fund II, L.P. (1)	0	500,000	500,000	5.9%	500,000	0	0%
NC No. 7 Investment Enterprise Partnership (Asia Pacific) (2)	250,000	300,000	550,000	6.6%	550,000	0	0%
NC No. 8 Investment Enterprise Partnership (2)	250,000	300,000	550,000	6.6%	550,000	0	0%
Wistron NeWeb Corporation (3)	500,000	600,000	1,100,000	12.8%	1,100,000	0	0%
Rich Capital Group (2)	250,000	300,000	550,000	6.6%	550,000	0	0%
P&E Lim Trust (4)	50,000	60,000	110,000	1.4%	110,000	0	0%
Peter C. Lim M.D. (5)	20,000	24,000	44,000	*	44,000	0	0%
M. Dwight Chen and Lori A. Bluvas, Trustees, The Bluvas Chen Family Trust Agreement Dated August 29, 2003 (5)	20,000	24,000	44,000	*	44,000	0	0%
Nicholas M. Spirtos, M.D. (5)	20,000	24,000	44,000	*	44,000	0	0%
Laurus Master Fund, Ltd. (6)	0	1,049,367	1,049,367	11.6%	1,049,367	0	0%
Richstar Venture Inc. (7)	150,000	0	150,000	1.9%	150,000	0	0%
Monico Captial (8)	0	47,468	47,468	*	47,468	0	0%

*	Less than one percent
(1)	Based on Schedule 13G filed by North American Venture Fund II, L.P. filed with the SEC on January 14, 2004. Includes 500,000 shares of our common stock issuable upon conversion of an outstanding promissory note having a principal amount of $1 million issued on January 8, 2004.
(2)	Includes warrants to purchase an aggregate of 250,000 shares of our common stock exercisable at $1.00 per share and warrants to purchase an aggregate of 50,000 shares of our common stock exercisable at $2.00 per share (subject to an increase of $3.30 per share if we achieve certain revenue milestones).
(3)	Includes warrants to purchase an aggregate of 500,000 shares of our common stock exercisable at $1.00 per share and warrants to purchase an aggregate of 100,000 shares of our common stock exercisable at $2.00 per share (subject to an increase of $3.30 per share if we achieve certain revenue milestones).
(4)	Includes warrants to purchase an aggregate of 50,000 shares of our common stock exercisable at $1.00 per share and warrants to purchase an aggregate of 10,000 shares of our common stock exercisable at $2.00 per share (subject to an increase of $3.30 per share if we achieve certain revenue milestones).
(5)	Includes warrants to purchase an aggregate of 20,000 shares of our common stock exercisable at $1.00 per share and warrants to purchase an aggregate of 4,000 shares of our common stock exercisable at $2.00 per share (subject to an increase of $3.30 per share if we achieve certain revenue milestones).
(6)	Includes warrants to purchase an aggregate of 50,000 shares of our common stock exercisable at $3.31 per share, warrants to purchase an aggregate of 25,000 shares of our common stock exercisable at $3.59 per share and warrants to purchase an aggregate of 25,000 shares of our common stock exercisable at $3.88 per share. Includes 949,367 shares of our common stock issuable upon conversion of an outstanding secured promissory note having a principal amount of $3 million issued on March 16, 2004.
(7)	Includes 50,000 shares issued in January 2004, 50,000 shares issuable in January 2005 and 50,000 shares issuable in January 2006.
(8)	Includes warrants to purchase an aggregate of 47,468 shares of our common stock exercisable at $3.16 per share.

PLAN OF DISTRIBUTION

The selling stockholders may sell their shares of common stock in one or more transactions, which may involve block transactions. The shares may be sold according to one or more of the following methods:

1. on the American Stock Exchange;

2. on such other markets on which our common stock may from time to time be trading;

3. in privately negotiated transactions;

4. through the writing of options on the shares of common stock, short sales or any combination the two; or

5. any combination of the foregoing, or any other available means allowable under law.

The selling stockholders may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then current market price. The selling stockholders may also resell all or a portion of their shares in open market transactions in reliance upon available exemptions under the Securities Act, such as Rule 144, provided they meet the requirements of these exemptions. Some or all of the shares of common stock offered by this prospectus may not be issued to, or sold by, the selling stockholders.

Alternatively, the selling stockholders may from time to time offer shares through brokers, dealers or agents. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved.

To comply with certain states’ securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses, our legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions. In addition, the selling stockholders are responsible for any fees or expenses of their legal counsel or other advisors.

We have agreed to indemnify the selling stockholders against liabilities they may incur because of (i) an untrue or alleged untrue statement of a material fact contained in this prospectus or the omission or alleged omission to state in this prospectus a material fact required to be in this prospectus, or necessary to make the statements in this prospectus not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in this prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements herein, in the light of the circumstances under which they were made, not misleading or (ii) any violation or alleged violation by us of the Securities Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal or state securities law, in each case in connection with the offering covered by this prospectus. However, we shall not be required to indemnify any selling stockholder for liabilities that we incur based on our reliance on written information that the selling stockholder has furnished to us expressly for use in this prospectus. Likewise, the selling stockholders have agreed to indemnify us against liabilities that we incur as a result of any statement or omission made in this prospectus based on written information that the selling stockholders have provided us. No selling stockholder, however, shall be liable to us for amounts in excess of the net proceeds it receives from the sale of its shares pursuant to this prospectus.

The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares of common stock, may be deemed to be “underwriters” as that term is defined under the Securities Act or the Exchange Act. In addition, the selling stockholders and any other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act. These provisions may limit the timing of purchases and sales of any of common stock by the selling stockholders or any other such person. The foregoing may affect the marketability of the shares of common stock. Any profits on the sale of the common stock by the selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to our common stock for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

We have agreed to use our best efforts to keep the registration statement, of which this prospectus constitutes a part, effective until the earlier of (1) the date on which the selling stockholders can sell all of the shares of common stock pursuant to Rule 144(k) of the Securities Act, or (2) when the selling stockholders have resold all of the shares of the common stock covered by this prospectus pursuant to Rule 144 or an effective registration statement.

We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to the selling stockholders.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue up to 50,000,000 shares of common stock. As of April 27, 2004, there were 7,987,451 shares of common stock issued and outstanding. Each holder of issued and outstanding shares of our common stock will be entitled to one vote per share on all matters submitted to a vote of our stockholders. Holders of shares of our common stock do not have cumulative voting rights. Therefore, the holders of more than 50% of the shares of our common stock will have the ability to elect all of our directors.

Holders of our common stock are entitled to share ratably in dividends payable in cash, property or shares of our capital stock, when, as and if declared by our board of directors. We do not currently expect to pay any cash dividends on our common stock. Upon our voluntary or involuntary liquidation, dissolution or winding up, any assets remaining after prior payment in full of all of our liabilities and after prior payment in full of the liquidation preference of any preferred stock would be paid ratably to holders of our common stock.

All outstanding shares of our common stock are, and any shares of our common stock to be issued upon exercise of options and warrants will be, fully paid and non-assessable.

Warrants to Purchase Common Stock

On January 8, 2004, we issued warrants to purchase (i) an aggregate of 1,360,000 shares of our common stock at an exercise price of $1.00 per share, and (ii) an aggregate of 272,000 shares of our common stock at an exercise price of $2.00 per share. The warrant exercise price with respect to the 272,000 shares of our common stock increases to $3.30 per share if we have revenue of at least $49,610,000 and EBITDA of at least $4,059,440 for the year ending December 31, 2004. The warrants to purchase an aggregate the 1,360,000 shares of common stock are exercisable for a period of six months from the date of issuance and the warrants to purchase the 272,000 shares of common stock are exercisable beginning on the first date on which the achievement of the milestones can be determined until the date that is eighteen (18) months thereafter.

On March 16, 2003, we issued a warrant to purchase up to 100,000 shares of our common stock pursuant to which (i) the first 50,000 shares of which are exercisable at $3.31 per share, (ii) the next 25,000 shares of which are exercisable at $3.59 per share and (iii) the balance of which are exercisable at $3.88 per share. The warrant is exercisable until the close of business on March 16, 2011. On March 16, 2004, we also issued a warrant to purchase up to 47,468 shares of our common stock at an exercise price of $3.16 per share.

The price for which the warrants are exercisable and the number of shares which are issuable upon exercise of the warrants are subject to adjustment if we (i) issue additional shares of our common stock as a dividend or other distribution on outstanding common stock, (ii) subdivide our outstanding shares of common stock, or (iii) combine our outstanding shares of common stock into a smaller number of shares of common stock.

Promissory Notes

On January 8, 2004, we completed the sale of a promissory note to one institutional investor in the principal amount of $1 million. The principal, together with accrued interest thereon, outstanding under the promissory note is convertible into shares of our common stock at a price of $2.00 per share. Interest accrues on the outstanding balance under the promissory note at a rate per annum equal to the “prime rate” plus three percent. The promissory note is due on January 8, 2005.

On March 16, 2004, we completed the sale of a promissory note to one institutional investor in the principal amount of $3 million. The principal, together with accrued interest and fees thereon, outstanding under the promissory note is convertible into shares of our common stock at a price of $3.16 per share. Interest accrues on the outstanding balance under the promissory note at a rate per annum equal to the “prime rate” plus three percent. The promissory note is due on March 16, 2007.

The per share price and the number and kind of shares or other securities to be issued upon conversion of the promissory note is subject to adjustment if we (a) issue additional shares of our common stock as a dividend or other distribution on outstanding common stock, (b) subdivide our outstanding shares of common stock, or (c) combine our outstanding shares of common stock into a smaller number of shares of common stock. The per share price is also subject to adjustment in connection with certain issuances of our common stock or securities convertible into shares of our common stock at a per share price less than $3.16.

LEGAL MATTERS

Gray Cary Ware & Freidenrich LLP will issue a legal opinion as to the validity of the issuance of the shares of common stock offered under this prospectus.

EXPERTS

Our consolidated financial statements as of December 31, 2003, and for the year then ended, included in our annual report on Form 10-KSB/A, are incorporated by reference herein and in the registration statement in reliance upon the report of our current independent auditors, Gumbiner, Savett, Finkel, Fingleson & Rose, Inc., which is incorporated by reference, and upon that firm as experts in accounting and auditing.

Kenny H. Lee CPA Group, independent auditors, audited our consolidated financial statements at December 31, 2002, and for the year then ended, as set forth in their report. Our consolidated financial statements are incorporated by reference in the prospectus in reliance on Kenny H. Lee CPA Group’s report, given on their authority as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below which we have previously filed with the SEC:

(1) our Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2003; and

(2) our Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2003.

In addition, we will deliver a copy of our Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2003 and our most recent Quarterly Report on Form 10-QSB, without charge, to each person receiving a copy of this prospectus. If you need an additional copy of these documents, or if you would like to receive a copy of the other items referenced above, you may request copies, at no cost, by writing or telephoning us at the following address:

Axesstel, Inc.

6305 Lusk Boulevard

San Diego, California 92121

Attention: Financial Officer

Telephone: (858) 625-2100

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC’s Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available to the public from the SEC’s web site at http://www.sec.gov.

This prospectus is part of a registration statement on Form S-2 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. For further information you may:

•	read a copy of the registration statement, including the exhibits and schedules, without charge at the SEC’s public reference rooms; or

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

Until             , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

AXESSTEL, INC.

4,738,835 Shares of Common Stock

Prospectus

                 , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees.

To be paid by the registrant
SEC registration fees	$2,468
Blue sky qualification fees and expenses	$5,000
Legal fees and expenses	$25,000
Accounting fees and expenses	$5,000
Printing and engraving expenses	$5,000
Transfer agent and registrar fees	$5,000
Miscellaneous expenses	$10,000

Total	$57,468

Item 15. Indemnification of Directors and Officers

As permitted by Section 78.7502 of the Nevada Revised Statutes (the “NSR”), the registrant’s Articles of Incorporation provide that each person who is or was or who had agreed to become a director or officer of the registrant, shall be indemnified by the registrant to the full extent permitted by the NSR or any other applicable laws. Such Articles of Incorporation also provide that no amendment or repeal of such Articles of Incorporation shall apply to or have any effect on the right to indemnification permitted or authorized thereunder for or with respect to claims asserted before or after such amendment or repeal arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal.

The registrant’s Bylaws provide that the registrant shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action or a proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or such person’s legal representative was or is a director or officer of the registrant or any predecessor of the registrant or serves or served any other enterprise as a director or officer at the request of the registrant or an predecessor of the registrant. The registrant’s Bylaws also provide that the registrant may enter into one or more agreements with any person which provides for indemnification greater or different than that provided in such Articles of Incorporation.

The registrant currently maintains insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

See also the undertakings set out in response to Item 17 herein.

Item 16. Exhibits

The following exhibits are filed with this Registration Statement:

Exhibit No.	Description of Document
2.1(1)	Corporate Combination Agreement, effective July 16, 2002, by and between the registrant and Axesstel, Inc., a California corporation, together with Amendment dated August 23, 2002

2.2(2)	Agreement and Plan of Merger dated April 2, 1999 by and between Bigway, Inc., a Nevada corporation and the interest holders of Miracom Industries, a California sole proprietorship, listed on Exhibit A attached thereto

4.1(3)	Convertible Note Purchase Agreement made and entered into as of January 8, 2004, by and among the registrant, North American Venture Fund II, L.P., Mike H.P. Kwon and Satoru Yukie

4.2(3)	Convertible Term Note issued January 8, 2004 by the registrant to North America Venture Fund II, L.P.

4.3(3)	Common Stock and Warrant Purchase Agreement made and entered into as of January 8, 2004, by and among the registrant, the parties listed on the Schedule of Investors attached thereto as Exhibit A, Mike H.P. Kwon and Satoru Yukie

4.4(3)	Form of Common Stock Purchase Warrant

4.5(3)	Form of Common Stock Purchase Warrant

4.6(5)	Securities Purchase Agreement made and entered into as of March 16, 2004, by and between the registrant and Laurus Master Fund, Ltd.

4.7(5)	Convertible Term Note issued March 16, 2004 by the registrant to Laurus Master Fund, Ltd.

4.8(5)	Common Stock Purchase Warrant issued March 16, 2004 by the registrant to Laurus Master Fund, Ltd.

4.9(6)	Specimen Common Stock Certificate

5.1*	Opinion of Gray Cary Ware & Freidenrich LLP

10.1(3)	Convertible Note Purchase Agreement made and entered into as of January 8, 2004, by and among the registrant, North American Venture Fund II, L.P., Mike H.P. Kwon and Satoru Yukie

10.2(3)	Common Stock and Warrant Purchase Agreement made and entered into as of January 8, 2004, by and among the registrant, the parties listed on the Schedule of Investors attached thereto as Exhibit A, Mike H.P. Kwon and Satoru Yukie

10.3(1)	Subscription Agreement, dated on or about July 16, 2002, by and among the registrant and certain of the stockholders of the registrant

10.4(6)	Form of Indemnity Agreement for directors and officers of the Registrant

10.5(6)	2002 Stock Option Plan and form of Option Agreement thereunder

10.6(6)	2003 Stock Option Plan and form of Option Agreement thereunder

10.7(6)	Lease Agreement for office space by and between Axesstel and Smith Trust dated October 15, 2001

10.8(6)†	Subscribe Unit License Agreement by and between Axesstel, Inc. and Qualcomm Incorporated dated November 14, 2000, as amended

10.9(6)†	Supply Agreement by and between TeleCard Limited and Axesstel, Inc. dated November 2003

10.10(6)†	Supply Agreement by and between TeleCard Limited and Axesstel, Inc. dated November 2003

23.1	Consent of Gumbiner, Savett, Finkel, Fingleson & Rose, Inc., Independent Auditors

23.2	Consent of Kenny H. Lee CPA Group, Independent Auditors

24.1	Power of Attorney (included in the signature page of this registration statement)

(1)	Incorporated by reference to the exhibits filed with Form 8-K on September 16, 2002.
(2)	Incorporated by reference to the exhibits filed with Form 10-SB on November 16, 1999.
(3)	Incorporated by reference to the exhibits filed with Form 8-K on January 22, 2004.
(4)	Incorporated by reference to the exhibits filed with Form 8-K/A on December 9, 2003.
(5)	Incorporated by reference to the exhibits filed with Form 8-K on March 25, 2004.
(6)	Incorporated by reference to the exhibits filed with Form 10-KSB/A for the year ended December 31, 2003.
*	To be filed by amendment.
†	Confidential treatment requested

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(i) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(ii) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(iii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on May 4, 2004.

AXESSTEL, INC.

By:	/s/ MIKE H.P. KWON
Mike H.P. Kwon
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Mike H.P. Kwon and Hong Joon Chough, or either of them, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement, including post-effective amendments and any and all new registration statements filed pursuant to Rule 462 under the Securities Act of 1933 in connection with or related to the offering contemplated by this registration statement, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ MIKE H.P. KWON Mike H.P. Kwon	Chief Executive Officer and Director (Principal Executive Officer)	May 4, 2004

/s/ HONG JOON CHOUGH Hong Joon Chough	Chief Financial Officer (Principal Financial and Accounting Officer)	May 4, 2004

/s/ DAVID MORASH David Morash	Director	May 4, 2004

/s/ SEUNG TAIK YANG Seung Taik Yang	Director	May 4, 2004

/s/ JIN YONG KIM Jin Yong Kim	Director	May 4, 2004

/s/ HAYDN HSIEH Haydn Hsieh	Director	May 4, 2004

/s/ JAI BHAGAT Jai Bhagat	Director	May 4, 2004

INDEX TO EXHIBITS

Exhibit No.	Description of Document

2.1(1)	Corporate Combination Agreement, effective July 16, 2002, by and between the registrant and Axesstel, Inc., a California corporation, together with Amendment dated August 23, 2002

2.2(2)	Agreement and Plan of Merger dated April 2, 1999 by and between Bigway, Inc., a Nevada corporation and the interest holders of Miracom Industries, a California sole proprietorship, listed on Exhibit A attached thereto

4.1(3)	Convertible Note Purchase Agreement made and entered into as of January 8, 2004, by and among the registrant, North American Venture Fund II, L.P., Mike H.P. Kwon and Satoru Yukie

4.2(3)	Convertible Term Note issued January 8, 2004 by the registrant to North America Venture Fund II, L.P.

4.3(3)	Common Stock and Warrant Purchase Agreement made and entered into as of January 8, 2004, by and among the registrant, the parties listed on the Schedule of Investors attached thereto as Exhibit A, Mike H.P. Kwon and Satoru Yukie

4.4(3)	Form of Common Stock Purchase Warrant

4.5(3)	Form of Common Stock Purchase Warrant

4.6(5)	Securities Purchase Agreement made and entered into as of March 16, 2004, by and between the registrant and Laurus Master Fund, Ltd.

4.7(5)	Convertible Term Note issued March 16, 2004 by the registrant to Laurus Master Fund, Ltd.

4.8(5)	Common Stock Purchase Warrant issued March 16, 2004 by the registrant to Laurus Master Fund, Ltd.

4.9(6)	Specimen Common Stock Certificate

5.1*	Opinion of Gray Cary Ware & Freidenrich LLP

10.1(3)	Convertible Note Purchase Agreement made and entered into as of January 8, 2004, by and among the registrant, North American Venture Fund II, L.P., Mike H.P. Kwon and Satoru Yukie

10.2(3)	Common Stock and Warrant Purchase Agreement made and entered into as of January 8, 2004, by and among the registrant, the parties listed on the Schedule of Investors attached thereto as Exhibit A, Mike H.P. Kwon and Satoru Yukie

10.3(1)	Subscription Agreement, dated on or about July 16, 2002, by and among the Company and each of the stockholders of the registrant.

10.4(6)	Form of Indemnity Agreement for directors and officers of the Registrant

10.5(6)	2002 Stock Option Plan and form of Option Agreement thereunder

10.6(6)	2003 Stock Option Plan and form of Option Agreement thereunder

10.7(6)	Lease Agreement for office space by and between Axesstel and Smith Trust dated October 15, 2001

10.8(6)†	Subscribe Unit License Agreement by and between Axesstel, Inc. and Qualcomm Incorporated dated November 14, 2000, as amended

10.9(6)†	Supply Agreement by and between TeleCard Limited and Axesstel, Inc. dated November 2003

10.10(6)†	Supply Agreement by and between TeleCard Limited and Axesstel, Inc. dated November 2003

23.1	Consent of Gumbiner, Savett, Finkel, Fingleson & Rose, Inc., Independent Auditors

23.2	Consent of Kenny H. Lee CPA Group, Independent Auditors

24.1	Power of Attorney (included in the signature page of this registration statement)

(1)	Incorporated by reference to the exhibits filed with Form 8-K on September 16, 2002.
(2)	Incorporated by reference to the exhibits filed with Form 10-SB on November 16, 1999.
(3)	Incorporated by reference to the exhibits filed with Form 8-K on January 22, 2004.
(4)	Incorporated by reference to the exhibits filed with Form 8-K/A on December 9, 2003.
(5)	Incorporated by reference to the exhibits filed with Form 8-K on March 25, 2004.
(6)	Incorporated by reference to the exhibits filed with Form 10-KSB/A for the year ended December 31, 2003.
*	To be filed by amendment.
†	Confidential treatment requested